Filed Pursuant to Rule 433

Registration No. 333-202584

MARKET-LINKED STEP UP NOTES

	Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Canadian Imperial Bank of Commerce (CIBC)
Principal Amount	$10.00 per unit
Term	Approximately four years
Market Measure	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”)
Payout Profile at Maturity

●  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

●  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

●   1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	[130% to 136]% of the Starting Value, to be determined on the pricing date
Step Up Payment	[$3.00] to $3.60] per unit, a [30% to 36]% return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1045520/000119312516643443/d220180dfwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●  Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●   Payments on the notes, including repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●  The initial estimated value of the notes on the pricing date will be less than their public offering price.

●   If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●   You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that CIBC has filed with the SEC for more complete information about CIBC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. CIBC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.